SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact" dated on November 07, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

November 07, 2007 (1 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 07, 2007) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance with CVM Instruction # 358 dated as of January 03, 2002, informs that, as a complement of the Relevant Fact published on October 29, 2006, in which Telesp announced the signature of the Private Contract of Agreement for Convergence, Sale and Purchase of Businesses, Assets, Shares and other Interests (“Agreement”), celebrated between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”), the following:

The Telecommunication National Angecy – ANATEL, according to the act 66085 of July 18, 2007 and, according to the 458th Board of Director Meeting, held on October 31, 2007 and pending publication in the Official Gazzete, approved the purchase by Telesp, involving the MMDS service provider companies shares and broadband inside and outside the state of São Paulo, Cable TV services outside the state of São Paulo and Cable TV services inside the state of São Paulo.

As previously informed, ANATEL approval was one of the precedent conditions established in the Agreement to the purchase of the society stakes mentioned above, and by achieving the other precedent conditions, as well as being published in the official gazette the act of previous approval deliberated on October 31, 2007, the transaction will be concluded, followed by the effective shares transference and by the payment of the correspondent price, originally agreed at R$922.000.000,00 (nine hundred twenty two million Reais). The purchase value is subordinated to specific adjustments, as established in the Agreement and its posterior amendments, to be done until the transaction ending date.

Telesp also informs that will announce a extraordinary shareholders meeting to homologate the Agreement and approve the purchase, according to the 1st paragraph of the article 256 of the Law 6404/76.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 07, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director